Exhibit 99.1

 2024 Annual Report  Fighting Against Forced  Labour and  Child Labour in Supply  Chains Act

 2 Algonquin | 2024 Annual Report – Fighting Against Forced Labour and Child Labour in Supply Chains Act  Introduction  Algonquin Power & Utilities Corp. (“AQN”) is reporting in accordance with Canada’s forced labour and child labour legislation, the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”), for the reporting period from January 1, 2024, to December 31, 2024 (the “Reporting Period”). This report (the “Report”) is a joint report submitted by AQN, Algonquin Power Co., and Liberty Utilities (Gas New Brunswick) LP (collectively, the “AQN Reporting Entities”). In this Report, unless the context indicates otherwise, references to the “Company”, “its”, and similar expressions refer to the AQN Reporting Entities.  Structure, activities and supply chains  AQN (TSX/NYSE: AQN) is incorporated under the Canada Business Corporations Act. AQN is a diversified international generation, transmission, and distribution utility with approximately U.S.$18 billion of total assets, as of the Reporting Period. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN owns and operates a portfolio of regulated electric, water distribution and wastewater collection,  and natural gas utility systems and transmission operations in the United States, Canada, Bermuda, and Chile through its Regulated Services Group.  On January 9, 2025, AQN announced that it completed the sale (the “Sale”) of its non-regulated renewable energy business (excluding its hydro fleet) (the “Renewable Energy Group”), through which it primarily owned and operated, or had investments in, a diversified portfolio of non-regulated renewable and thermal energy generation assets.  Current policies  The Company aspires to uphold its ethical principles internally and with its external stakeholders. The Company’s Human Rights Policy establishes its commitment to respecting human rights and related principles, including prohibiting the use  of forced labour and child labour, across business activities and relationships.  The Company’s commitment to respecting human rights is also embedded in several company-wide policies including its Supplier Code of Conduct, Supplier Diversity Policy,  and Policy on Procurement. These policies govern corporate behaviour regarding procurement strategies and supply chain management.  Code of Business Conduct and Ethics  The Company’s Code of Business Conduct and Ethics assists all directors, trustees, officers, employees, agents and contractors of AQN (collectively, “Representatives”) and each of its subsidiary entities to maintain high standards of ethical conduct in the Company’s affairs. The Code of Business Conduct and Ethics requires compliance with applicable laws, including employment, discrimination, health, safety, antitrust, securities, banking, privacy, anti-bribery, anti-corruption, trade, labour, and environmental laws. Representatives must not violate any laws or direct another Representative to do so on AQN’s behalf. All employees must complete annual training on compliance with the Code of Business Conduct and Ethics, which includes training on the  risk of forced labour and child labour in supply chains.

 3  Supplier policies  The Company has the following policies in place to promote the integrity, ethics, and sustainable practices of its suppliers:  Supplier Code of Conduct  The Supplier Code of Conduct outlines the Company’s expectation that suppliers respect prescribed labour practice obligations, including that suppliers must:  provide wages, working hours, compensation, and benefits to employees that comply with applicable laws;  comply with the labour legislation of the relevant jurisdiction;  not allow the use of child labour or forced labour; and  provide safe and healthy work environments  to their workforce, meeting occupational health and safety standards.  The Company expects its suppliers to make a reasonable effort, supported by continuous and thorough due diligence processes, to cause all providers within their respective supply chains to adhere to applicable prescribed labour obligations, including those listed above.  The Company has embedded the Supplier Code of Conduct in its new supplier contracts and new vendor onboarding processes. The Supplier Code of Conduct is publicly available on AQN’s Supplier Information Website.  Policy on Procurement  The Policy on Procurement provides guidance on the criteria for the Company’s procurement of goods and services.  The policy applies to employees, contractors, and consultants sourcing and procuring goods and services on behalf of  the Company.  It outlines the Company’s expectation that goods and services procured meet applicable legal requirements, and for all procurement processes and procedures to:  maintain high ethical standards in dealing with suppliers;  promote loyalty and respect for rules and regulations, integrity, impartiality and fairness, transparency, confidentiality, the avoidance of the appearance  of impropriety, and due diligence; and  promote objectivity and integrity in keeping with the Company’s Code of Business Conduct and Ethics.  Workplace policies  The Company seeks to foster equal opportunity, an environment without discrimination or incivility, and a healthy and safe work environment for all employees. The following policies support the Company’s culture and align with the Act’s goal of encouraging responsible business practices:  Diversity, Equity and Inclusion in the Workplace Policy  Human Rights Policy  Workplace Civility Policy.  These workplace policies are designed to protect employees and are supported by a mechanism to report violations  or concerns.  Reporting mechanism  The Company engages the services of a third-party service provider to facilitate the reporting of concerns through a secure “ethics hotline” system. The ethics hotline protects the identity of any individuals reporting concerns if requested and provides access through e-mail, telephone, and web interface. Following receipt of a complaint, the  Company will proceed with an investigation consistent with its Code of Business Conduct and Ethics. More information on the reporting of ethical issues and concerns can be found in the Ethics Reporting Policy on AQN’s website.  Due diligence process  Supplier due diligence process  The Company continues to partner with reputable suppliers rated by recognized industry-wide agencies, many of whom are publicly listed companies with policies on labour requirements. The suppliers are selected based on the company’s assessment of various factors including, but not limited to, a vendor’s health and safety standards, environmental track record, quality control/quality assurance prevention plans, financial and commercial bankability, business scale, prior track record in working with the Company, reputation, and credibility.  The Company expects its suppliers to comply with applicable local labour laws and prohibit the use of forced labour or child labour. For the Renewable Energy Group’s suppliers with higher risk profiles, AQN sought to obtain transparency or traceability documentation regarding such supplier’s workforce and supply chain, including supplier codes of conduct and bill of materials.

Identifying and addressing risks

Below is a chart outlining potential supply chain risks and actions taken by the Company during the Reporting Period to address such risks.

Risk category	Risk identification	Actions taken during the reporting period
Sector risk	There are industry-wide forced labour and child labour risks identified within the renewable energy development and/or generation sector in general.	The actions outlined below address potential sector risk within the renewable energy development and/or generation sector, specifically risks related to raw materials, location, and Tier 1 suppliers.
Product risk — raw materials or commodities used in supply chains	Product risks may be present in raw material mining, sourcing, and manufacturing activities associated with the products below: • Transformers, breakers, and switchgear Sub-component manufacturing and product assembly activities require specialized/skilled labour, and therefore are less exposed to forced labour or child labour risks.	The Renewable Energy Group worked with third-party inspectors to conduct factory audits, cross-reference bill of materials, and oversee manufacturing of key equipment. The Renewable Energy Group requested from its suppliers, relevant policies and information including bill of materials, internal codes of business conduct, supplier codes of conduct, and applicable forced labour and child labour statements and reports related to its suppliers' efforts to mitigate forced labour or child labour risks associated with these products.
Location risk	The Company referenced the WalkFree Global Slavery Index to assess location risk in the Company's supply chain. The Company did not identify any high-risk locations in AQN's supply chain for 2024.	For solar module procurement, the Renewable Energy Group does not source any equipment or material with the Xinjiang (or Hoshine) affiliation to comply with the *U.S. Uyghur Forced Labour Prevention Act* (UFLPA) and mitigate forced labour risks. Module contracts are written to require Original Equipment Manufacturers (OEMs) to follow UFLPA. During the Request for Proposal process, the Renewable Energy Group requires proponents to sign a Proposal Submission Form, which identifies, highlights, and prohibits the use of any forced labour or child labour as employees or subcontractors.
Tier 1 (direct) supplier risk	Forced labour and child labour risks associated with partnering with AQN's Tier 1 (direct) suppliers.	Imports of goods from Tier 1 suppliers were minimal during the Reporting Period. The Renewable Energy Group and Regulated Services Group requested acknowledgement of AQN's Supplier Code of Conduct from Tier 1 suppliers, which prohibits suppliers from using forced labour or child labour.

The supply chain risks identified in the chart above were higher for the Renewable Energy Group than the Regulated Services Group for the Reporting Period, because the Regulated Services Group prioritizes sourcing goods from manufacturers and distributors in Canada and the U.S., while the Renewable Energy Group engages more in international procurement activities. That said, the Company considers the risk of forced labour and child labour in its supply chain to be low. The Renewable Energy Group's procurement activities decreased from 2023 to 2024 because of the Company's focus on the Sale during the Reporting Period. The risk of forced labour and child labour in the Company's supply chain is also mitigated by the Company's adherence to, and the requirement that its Representatives adhere to, the applicable policies and procedures outlined in this Report that, among other things, govern recruitment and labour sourcing, working conditions and the ethical treatment of employees.

The Company continues to monitor, identify, and assess risk pertaining to forced labour and child labour in its supply chains and business relationships.

4 **Algonquin** | 2024 Annual Report – Fighting Against Forced Labour and Child Labour in Supply Chains Act

5  Remediation measures  The Company has not identified any forced labour or child labour in its supply chains for the Reporting Period. Accordingly, no remediation measures were conducted. The ethics hotline referred to previously in this Report provides a mechanism to report concerns, including those related to potential forced labour or child labour in AQN’s supply chains and operations.  No complaints related to forced labour and child labour were received through the ethics hotline during the Reporting Period. The Company will continue to review its approaches and processes to identify violations of Company policies and determine any associated actions as needed.  Employee training  During the Reporting Period, the Company provided training specific to forced labour and child labour to all Supply Chain and Procurement team members. Additionally, all Company employees received training on the Code of Business Conduct and Ethics, which included content regarding the risk of forced labour and child labour in supply chains. The Company achieved 100% employee participation for the year ended 2024.  Further, the Company has mandated that all new full-time employees attend an AQN culture orientation as part of the onboarding process. The culture orientation covers, among other topics, compliance with the Code of Business Conduct and Ethics. Employee training is managed by the Company’s Talent Development team who provides both initial training and refresher training for employees.  Evaluation  and assessment  The Company did not have specific assessment tools in place to evaluate the effectiveness of actions targeted at forced labour and child labour in 2024. However, the Company’s standard business practices require compliance from employees and suppliers with its policies and practices, including those outlined in the previous sections, which  align with and support the intention of the Act.  As mentioned previously, the Company did not receive  any complaints regarding forced labour and/or child labour through its ethics hotline in 2024. The Company intends  to continue monitoring and tracking complaints (if any) related to forced labour and child labour going forward.  The Company has established a Steering Committee which includes senior and experienced members from Legal, Procurement and Sustainability functions within the Company to continue to assess its approaches to addressing the risk  of forced labour and child labour within its supply chains.  The Company intends to continuously assess risk in its supply chain and evolve its standard processes to address such risks. The Company also intends to develop its approach to assess the effectiveness of any actions that it may take to prevent and reduce the risk of forced labour and child labour in its supply chains.

 6 Algonquin | 2024 Annual Report – Fighting Against Forced Labour and Child Labour in Supply Chains Act  Approval and Board Attestation Statement  This Report was approved by the Board of Directors of AQN on behalf of the AQN Reporting Entities pursuant to section 11(4)(b)(ii) of the Act on May 7, 2025.  In my capacity as a Director of AQN and not in my personal capacity, I make this attestation in accordance with the requirements of the Act. In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the Report for the entities listed above.  Based on my knowledge, and having exercised reasonable diligence,  I attest that the information in the Report is true, accurate, and complete in all material respects for the purposes of the Act, for the Reporting Period.  Full name:  Amee Chande  Title:  Chair of the Risk Committee  Date:  May 11, 2025  Signature:  (signed) “Amee Chande”  “I have the authority to bind Algonquin Power & Utilities Corp”.

 7  Caution concerning forward-looking statements and forward-looking information  This Report may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation  Reform Act of 1995 (collectively, “forward-looking information”). The words “aims”, “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”,  “plans”, “projects”, “schedule”, “should”, “will”, “would”, “seeks”, “strives”, “targets” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained in this Report includes, but is not limited to, statements relating to: AQN’s review of its approaches and processes to identify violations of Company policies, the implementation of policies and processes in relation to forced labour and child labour, including the monitoring and tracking of complaints, identification of  violations, conduct of investigations, taking of remedial actions, and the training of employees; the intention to continuously assess risk in its supply chain and evolve its standard processes to address such risks; and the intention to develop its approach to assess the effectiveness of any actions that  it may take to prevent and reduce the risk of forced labour and child labour in its supply chains. The forward-looking information contained in this Report is based on factors  or assumptions that were applied in drawing a conclusion  or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of presenting information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes.  Material risk factors and assumptions include those set out  in AQN’s Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2024, each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than  as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect  new information, subsequent or otherwise.  All forward-looking information contained herein is given pursuant to the “safe harbour” provisions of applicable securities legislation and is qualiﬁed by these cautionary statements.

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